J67

16006225

SEC
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Section

APR 04 2016

Washington DC
416

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68711 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CENTRAL STATES CAPITAL MARKETS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 W. 83RD STREET, SUITE 101
(No. and Street)

PRAIRIE VILLAGE (City) KANSAS (State) 66208-5304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. DANIEL STEPP (913)-766-6565
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 WEST 47TH PLACE, STE 204 (Address) WESTWOOD (City) MO (State) 66205 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, J. DANIEL STEPP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTRAL STATES CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR, CEO

Title

Notary Public

PAMELA R. KASPER NOTARY My Appt. Expires 4-24-2016 PUBLIC STATE OF KANSAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Filed in accordance with
Rule 17a-5(e)(3)
As a Public Document

**CENTRAL STATES CAPITAL MARKETS, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**AND SUPPLEMENTAL INFORMATION**
**AS OF DECEMBER 31, 2015**
**WITH REPORT OF INDEPENDENT REGISTERED**
**PUBLIC ACCOUNTING FIRM**

TABLE OF CONTENTS



SUPPLEMENTAL INFORMATION

MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Central States Capital Markets, LLC
Prairie Village, Kansas

We have audited the accompanying statement of financial condition of

**Central States Capital Markets, LLC**

as of December 31, 2015. The financial statement is the responsibility of Central States Capital Markets' management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Central States Capital Markets as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Under Rule 15c3-1, and Schedules II and III Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of Central States Capital Markets' financial statements. The supplemental information is the responsibility of Central States Capital Markets' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I Under Rule 15c3-1, and Schedules II and III Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2015 is fairly stated, in all material respects, in relation to the financial statement as a whole.

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas

February 24, 2016

**Central States Capital Markets, LLC**
**Statement of Financial Condition**
**December 31, 2015**

## Assets

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 436,696 |
| Cash - restricted | | 350,000 |
| Investment inventory | | 65,000 |
| Prepaid expense | | 25,160 |
| Accounts receivable | | 16,595 |
| Total current assets | | 893,451 |
| Office furniture and equipment, net of accumulated depreciation of $147,675 | | 58,563 |
| Other assets: | | |
| Goodwill | | 1,559,236 |
| Deposits held | | 4,611 |
| Total other assets | | 1,563,847 |
| | $ | 2,515,861 |

## Liabilities and Member's Equity

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ | 91,315 |
| Note payable | | 243,165 |
| Total current liabilities | | 334,480 |
| Member's equity: | | |
| Member's capital account | | 2,563,032 |
| Current year net loss | | (381,651) |
| Total member's equity | | 2,181,381 |
| | $ | 2,515,861 |

The accompanying notes are an integral part of these financial statements

## CENTRAL STATES CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

**Note 1 – Nature of Business**

Central States Capital Markets, LLC was incorporated in the State of Kansas on August 31, 2010 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). All membership interests in the Company are owned by Central States Financial Services, LLC (the "Parent").

**Note 2 – Summary of Accounting Policies**

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair value of financial instruments
At December 31, 2015 our financial instruments consist of cash, accounts receivable and accounts payable. Interest rates currently available to us for long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market based rates, the carrying amounts are a reasonable estimate of fair value. See note 6 for further details.

Revenue recognition
The Company recognizes commissions from its broker services based on a settlement date basis. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

Cash and cash equivalents
The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Property and Equipment
Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2015.

**Note 3 – Net capital requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2015, the Company had net capital of $511,680 and was $411,680 in excess of its required net capital of $100,000.

**Note 4 – Cash and equivalents, restricted – clearing broker deposits**

The Company has entered into securities clearing agreements with Pershing, LLC. Pursuant to this agreement, the Company is required to maintain a deposit account with the clearing firm in an amount determined based on the Company's transaction volume.

Pursuant to the terms of the Company's Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City, the Company also maintains a money market account with the bank as additional collateral to its promissory note.

As of December 31, 2015, the Company maintained deposits of $100,000 and $250,000, respectively in connection with its clearing agreement and promissory note.

**Note 5 – Income taxes**

The Company is a wholly owned subsidiary of Central States Financial Services, LLC and therefore is included in the consolidated federal and state tax returns filed by Central States Financial Services, LLC, its parent company. As of December 31, 2015, there is a net operating loss of approximately $381,651 available for consolidation. The members of a limited liability company are taxed on their proportionate share of the Company's taxable income, therefore; no provision or liability for federal or state income taxes has been included in the financial statements for the year ended December 31, 2015.

**Note 6 – Fair value measurements**

The Company adopted ASC Topic 820-10 to measure the fair value of certain of its financial assets. ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. (The Company has no level 3 assets or liabilities.)

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Investments | - | 65,000 | |
| Other assets | - | 46,366 | |
| Goodwill | - | | 1,559,236 |
| Note payable | - | 243,165 | |

The fair value of goodwill is determined based upon discount expected cash inflows. The fair value of debt securities is estimated to carrying value. In 2015, the Company obtained an independent appraisal and no impairment was recognized. The Company's policy is to recognize transfers between levels as of the actual date of the event of change in circumstances. There were no such transfers in 2015.

**Note 7 – Note payable** On December 31, 2010, the Company entered into a Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City for the principal sum of $5,000,000. The promissory note matured on December 31, 2011 and bears interest a variable rate equal to Security Bank of Kansas City's quoted base rate, currently 3.25%, plus 1.75%. During the year ended December 31, 2015 the interest remained constant at 5.0%. On March 15, 2015, Security Bank issued a one-year extension agreement whereby extending the maturity to March 31, 2016. The promissory note is collateralized by the Company's depository accounts and marketable securities to the extent the unpaid principal balance. As of December 31, 2015, the principal balance outstanding was $243,165 and interest expensed in connection with the loan totaled $24,301.

**Note 8 – Commitments and contingencies**

The Company leases space in Wichita, Kansas under an operating lease which expires on November 30, 2017 with no stated renewal options. The Company leases space in Prairie Village, Kansas under an operating lease expiring May 31, 2017.

The annual lease payments due pursuant to this agreement are as follows:

| Year Ending December 31, | | Amount |
|---|---|---|
| 2016 | $ | 117,795 |
| 2017 | | 70,479 |
| Thereafter | | 0 |
| | $ | 188,274 |

**Note 9- SEP program**

The Company sponsors a Simple IRA (SEP) plan for all of the employees. The Company matches the first 3% contribution by the employees. The employer contributions in 2015 were $51,563.

**Note 10– Subsequent events**

The Company has evaluated all subsequent events through the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

## SUPPLEMENTAL INFORMATION

## PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

**CENTRAL STATES CAPITAL MARKETS, LLC**

**SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**

**OF THE SECURITIES AND EXCHANGE COMMISSION**

**December 31, 2015**

| | | |
|---|---|---|
| Net Capital: | | |
| Total members' equity | $ | 2,181,381 |
| Ownership equity not allowable for net capital: | | |
| Fixed assets, net of accumulated depreciation | | 58,564 |
| Goodwill | | 1,559,236 |
| Prepaid expenses | | 25,160 |
| Other Assets | | 21,206 |
| Net capital before haircuts on investments | | 517,215 |
| Haircuts on investments | | 5,535 |
| **Net capital | $ | 511,680 |
| Aggregate indebtedness | $ | 269,480 |
| Computation of Basic Net Capital Requirement | | |
| Minimum net capital required | $ | 100,000 |
| Excess of net capital | $ | 411,680 |
| Ratio : aggregate indebtedness to net capital | | 52.67 |

** A reconciliation between the audited computation of Net Capital and the unaudited computation is provided in the Part IIA FOCUS.

## CENTRAL STATES CAPITAL MARKETS, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

## CENTRAL STATES CAPITAL MARKETS, LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

The Company did not supply information relating to the possession or control requirement pursuant to Rule 15c3-3 as they did not maintain possession or control of any customer funds or securities. All customer transactions are cleared on a fully disclosed basis through another broker-dealer.

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Central States Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Central States Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Central States Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Central States Capital Markets, LLC stated that Central States Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Central States Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Central States Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Miller Haviland Ketter PC, PA

Westwood, Kansas

February 24, 2016

Central States Capital Markets, LLC

Central States Capital Markets, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission(17 C.F.R. &240.17a-5, "Reports to be made by certain brokers and dealers") This Exemption Report was prepared as required by 17 C.F.R. & 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. & 240.15c3-3 under the following provisions of 17 C.F.R. & 240.15c3-3 (k)(2)(ii)
(2) The Company met the identified exemption provisions in 17 C.F.R. & 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, [signature], swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: J. David Stapp

Title: Managing Director/COO

**Central States Capital Markets**
4200 West 83rd Street Suite 101 Prairie Village, Kansas 66208
800.851.6459 913.766.6565 913.766.5860 (fax)
**Member FINRA/MSRB/SIPC**
*A Central States Financial Services Company*

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Board of Directors
Central States Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Central States Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Central States Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cleared check images noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 24, 2016